02043299

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2002

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X..... Form 40-F ....

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ....

List identifying information required to be furnished by Diageo plc pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934
1 June 2002 – 30 June 2002

Information	**Required by/when**
Public Announcements/Press	The Stock Exchange, London

Announcement
Purchase of Own Shares
(6 June 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(7 June 2002)

Announcement
Purchase of Own Shares
(7 June 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(10 June 2002)

Announcement
Purchase of Own Shares
(12 June 2002)

Announcement
Purchase of Own Shares
(13 June 2002)

Announcement
Purchase of Own Shares
(13 June 2002)

Announcement
- Messrs Walsh and Rose inform Company of their beneficial interests
- Legal & General Investment Management Limited shows interest in Company's Ordinary Shares

(14 June 2002)

Announcement
Purchase of Own Shares
(14 June 2002)

Announcement
Purchase of Own Shares
(17 June 2002)

Announcement
Purchase of Own Shares
(18 June 2002)

Announcement
Purchase of Own Shares
(19 June 2002)

Announcement
Purchase of Own Shares
(20 June 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(21 June 2002)

Announcement
Purchase of Own Shares
(21 June 2002)

Announcement
Purchase of Own Shares
(24 June 2002)

Announcement
Purchase of Own Shares
(25 June 2002)

Announcement
Purchase of Own Shares
(26 June 2002)

Announcement
Purchase of Own Shares
(27 June 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(28 June 2002)

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:57 6 Jun 2002
Number	9109W

6 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 395,000 ordinary shares at an average price of 865.38p per share.

END

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:05 7 Jun 2002
Number	9623W

TO: Regulatory Information Service

RE: CHAPTER 16 PARAGRAPHS 4 AND 13 OF

THE LISTING RULES

Diageo plc (the "Company") announces the following in respect of Paul Walker, who was appointed a Director of the Company on 1 June 2002:

1. in respect of Chapter 16 paragraph 4(a), in addition to his current directorship of a publicly quoted company notified on 31 May 2002, Mr Walker is a non-executive director of MYTRAVEL GROUP PLC (formerly AIRTOURS PLC) and was a non-executive director of CUSSINS PROPERTY GROUP LIMITED (previously CUSSINS PROPERTY GROUP PLC) until 1999;

2. in respect of Chapter 16 paragraph 4(b), there are no such details to disclose.

The Company further announces that it received notification on 7 June 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 29,159 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. *Executive directors who are potential beneficiaries of the Trust are:*

   N C Rose

   P S Walsh

2. Transactions notified on 7 June 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
07.06.02	29,159	£3.54-£5.05

The total holding of the Trust now amounts to 2,092,493 Ordinary Shares.

7 June 2002

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:53 7 Jun 2002
Number	9767W

7 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,500,000 ordinary shares at an average price of 853.33p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:04 10 Jun 2002
Number	0274X

TO: Regulatory Information Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the "Company") announces the following:

1) that it received notification on 10 June 2002 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the "Trustee"), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the "Plan") that the following directors were allocated Ordinary shares of 28 101/108 pence ("Ordinary Shares") in the Company on 10 June 2002 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	Number of Ordinary Shares
N C Rose	23
P S Walsh	23

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 860p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	88,308
P S Walsh	440,071*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 June 2002 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 194,410 Ordinary Shares.

2) that it received notification on 10 June 2002 from Lord Blyth that he has purchased 867 Ordinary Shares on 10 June 2002 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 860p.

As a result of this purchase, Lord Blyth's interest in Ordinary Shares has increased to 15,443.

10 June 2002

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	08:41 12 Jun 2002
Number	1161X

11 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 2,550,000 ordinary shares at an average price of 862.77p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	08:42 13 Jun 2002
Number	1829X

13 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that on 12 June, it purchased for cancellation through Merrill Lynch International 3,000,000 ordinary shares at an average price of 860.73p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:38 13 Jun 2002
Number	2335X

13 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,755,000 ordinary shares at an average price of 851.8576p per share.

END

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:09 14 Jun 2002
Number	2786X

TO: Regulatory Information Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 AND CHAPTER 9 PARAGRAPH 11

OF THE FINANCIAL SERVICES AUTHORITY LISTING RULES

Diageo plc (the "Company") announces that:

1) it received notification on 14 June 2002 for the purposes of Section 329 of the Companies Act 1985 (the 'Act'):

i) that the trustee of the Diageo plc QUEST (the "Trust") has transferred 6,170 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 14 June 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
14.06.02	6,170	£3.53-£5.23

The total holding of the Trust now amounts to 2,086,323 Ordinary Shares.

ii) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the "Plan") has transferred or sold 459 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1. Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2. Transactions notified on 14 June 2002 in relation to the Plan.

Date of Transaction	No. of Ordinary Shares Transferred/Sold
14.06.02	459

The total holding of the Plan now amounts to 193,951 Ordinary Shares.

2) it received notification on 13 June 2002 for the purposes of sections 198-208 of the Act that Legal & General Investment Management Limited was, at 10 June 2002, interested in 99,695,736 Ordinary Shares. This represents 3.07% of the issued share capital of the Company.

The names of the registered holders and the number of Ordinary Shares held by each of them is as follows:

HSBC Global Custody Nominee (UK) a/c 775180	70,000
HSBC Global Custody Nominee (UK) a/c 775229	380,000
HSBC Global Custody Nominee (UK) a/c 886603	7,017,035
HSBC Global Custody Nominee (UK) a/c 775245	15,110,976
HSBC Global Custody Nominee (UK) a/c 361602	22,000
HSBC Global Custody Nominee (UK) a/c 754612	490,088
HSBC Global Custody Nominee (UK) a/c 766793	45,326
HSBC Global Custody Nominee (UK) a/c 252605	2,240,280
HSBC Global Custody Nominee (UK) a/c 360509	2,525,153
HSBC Global Custody Nominee (UK) a/c 770286	312,584
HSBC Global Custody Nominee (UK) a/c 357206	70,651,101
HSBC Global Custody Nominee (UK) a/c 866197	271,753
HSBC Global Custody Nominee (UK) a/c 130007	282,140
HSBC Global Custody Nominee (UK) a/c 904332	277,300
TOTAL	99,695,736

14 June 2002

END

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:41 14 Jun 2002
Number	3024X

14 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 3,000,000 ordinary shares at an average price of 833.0686p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:41 17 Jun 2002
Number	3679X

17 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 2,000,000 ordinary shares at an average price of 833.36p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:48 18 Jun 2002
Number	4348X

FOR IMMEDIATE RELEASE

18 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,800,000 ordinary shares at an average price of 830.0p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:02 19 Jun 2002
Number	4884X

FOR IMMEDIATE RELEASE

19 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 5,890,000 ordinary shares at an average price of 823.21p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:28 20 Jun 2002
Number	5638X

FOR IMMEDIATE RELEASE

20 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 4,520,000 ordinary shares at an average price of 819.86p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:47 21 Jun 2002
Number	6004X

TO: Regulatory Information Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13

OF THE FINANCIAL SERVICES AUTHORITY LISTING RULES

Diageo plc (the "Company") announces that it received notification on 21 June 2002 for the purposes of Section 329 of the Companies Act 1985 (the 'Act') that the trustee of the Diageo plc QUEST (the "Trust") has transferred 2,033 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 21 June 2002 in relation to the Trust.

Date of Transaction	**No. of Ordinary Shares Transferred**	**Range of Option Prices of Ordinary Shares**
21.06.02	2,033	£4.645-£5.05

The total holding of the Trust now amounts to 2,084,290 Ordinary Shares.

21 June 2002

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:38 21 Jun 2002
Number	6242X

FOR IMMEDIATE RELEASE

21 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 2,900,000 ordinary shares at an average price of 822.68p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:53 24 Jun 2002
Number	6849X

FOR IMMEDIATE RELEASE

24 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,625,000 ordinary shares at an average price of 823.82p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:36 25 Jun 2002
Number	7460X

FOR IMMEDIATE RELEASE

25 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,320,000 ordinary shares at an average price of 832.37p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:55 27 Jun 2002
Number	8802X

FOR IMMEDIATE RELEASE

27 June 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 3,070,000 ordinary shares at an average price of 825.85p per share.

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	10:27 28 Jun 2002
Number	9010X

TO: Regulatory Information Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13

OF THE FINANCIAL SERVICES AUTHORITY LISTING RULES

Diageo plc (the "Company") announces that it received notification on 28 June 2002 for the purposes of Section 329 of the Companies Act 1985 (the 'Act') that the trustee of the Diageo plc QUEST (the "Trust") has transferred 3,962 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 28 June 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
28.06.02	3,962	£4.47-£4.89

The total holding of the Trust now amounts to 2,080,328 Ordinary Shares.

28 June 2002

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date ..... 11 July 2002

By ....

Name: J Nicholls

Title: Assistant Secretary